

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 9, 2009

Via U.S. mail and facsimile

Ms. Joanne Ferstman
Executive VP, CFO & Corporate Secretary
Dundee Corporation
1 Adelaide Street East, 28th Floor
Toronto, Ontario, Canada M5C 2V9

      RE: Form 40-F for the fiscal year ended December 31, 2007
              File No. 0-25542

Dear Ms. Ferstman:

We have reviewed your response letter dated February 20, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Notes to the Financial Statements, page 8

General

2. We note your response to prior comment 6 and have the following additional comments:
   - Please tell us supplementally and consider disclosing the specific terms of the service agreements with the purchasers of Dundee Bank of Canada and DFG Investment Advisors Inc, including the length of time the Dundee Bank of Canada agreement is in effect. Based on these terms, please further advise how you determined that there was not significant continuing involvement under Canadian and US GAAP. For US GAAP Purposes, please address the specific factors outlined in EITF 03-13;
   - With regard to DundeeWealth's acquisition of the 100% interest in DundeeWealth BHC from Dundee Corporation, please explain your statement that "the Company did not recognize the gain or loss that resulted from the consideration paid by the non-controlling shareholders of DundeeWeath." Please tell us whether such consideration implied a gain or loss and the amount of such gain or loss. With reference to the appropriate authoritative literature for US and Canadian GAAP, please provide support for your accounting;
   - Please further advise and consider expanding your disclosures, especially in regards to the US GAAP disclosures included in Note 26, to address how you accounted for the redemption of units and correspondingly how the redemption impacted your investment in Dundee REIT; and
   - For the agreements with ACS Servicios Communicaciones, please tell us supplementally and consider expanding your disclosure to address whether there was any consideration paid other than the $43.7 million paid by ACS, how you determined the loss amount to record in the transaction, and how you determined the amount of the equity investment in Escal.

Note 2 – Summary of Other Significant Accounting Policies and Basis of Presentation

Deferred Sales Commissions, page 13

3. We note your response to prior comment 8. It remains unclear how you determined it was appropriate to reflect sales commissions incurred as an investing activity on your Statement of Cash Flows for US GAAP purposes. As you state in your response, these are costs incurred to generate management fee revenue. Given that paragraph 23 of SFAS 95 would generally imply that the costs of incurring revenues would be classified as operating activities, please further advise.

Note 14 - Corporate Debt, page 28

4. We note your response to prior comment 13. Please help us better understand your accounting for the 5.85% Exchangeable Unsecured Subordinated Debentures and corresponding embedded exchange feature. At December 31, 2007, the carrying amount of these debentures is $10,809,000. We note that during 2007 $55,443,000 of par value was surrendered for exchange. Please help us understand how you arrive at the carrying amount of this debt as of each balance sheet date and how this complies with Canadian and US GAAP.   In this regard, please provide us with a comprehensive explanation of how you arrived at the $10,809,000 carrying amount as of December 31, 2007, including any discounts which you have accounted for and the period you are amortizing these discounts. Please also consider expanding your disclosures.

Note 18 – Stock Based Compensation, page 34

5. We note your response to prior comment 15. Please consider providing sufficient clarifying information such that readers can understand your accounting for these transactions, including the application of EITF 85-1 for US GAAP purposes.

6. We note your response to prior comment 16. Please tell us how and when you cash settle these awards and the impact, if any, on your accounting for these compensation plans under Canadian and US GAAP. Please provide us with a reconciliation and consider disclosing the difference between compensation amounts disclosed in this note to the financial statements, which aggregate to $29,154,000, and your statement of cash flows which reflects $19,897,000.

Note 26 - Differences Between Canadian and United States Generally Accepted Principles, page 46

7. We note your response to prior comment 17. Please help us better understand the following items included in the rollfoward of US GAAP stockholders' equity for December 31, 2005 to December 31, 2006 as well as December 31, 2006 to December 31, 2007. Please explain how you determined these items should be included in the rollforward and as well as how you derived the amounts:
    *   Adoption of new Canadian accounting policies;
    *   Adoption of new US accounting policies; and
    *   Adjustment for shareholders' agreement.

Discontinued Operations, page 48

8. We note your response to prior comment 20. Notwithstanding your response, we
    note that the ABCP investments were transferred to DundeeWealth prior to the sale of
    Dundee Bank of Canada. Therefore, they do not appear to be part of "a component of
    an entity" that was sold. As such, we are still unclear as to why gains or losses on
    assets for which you have not disposed of would be included in discontinued
    operations. Please provide a more robust explanation to support your accounting
    under both US and Canadian GAAP purposes. In addition, we note that your
    disclosures throughout the filing, including on page 18, refer to the sale of Dundee
    Bank of Canada but do not appear to indicate that you exited the entire banking
    business. In addition, your disclosures on page 39 indicate that you continue to be
    involved in the banking business under the wealth management segment. In this
    regard, please further advise how you determined that it was appropriate for Canadian
    and US GAAP purposes to recognize the other-than-temporary impairment provision
    in discontinued operations.

                                  *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her
absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions
regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-
3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief